                                           -------------------------------------
                                                           OMB APPROVAL
                                           -------------------------------------
                                           OMB NUMBER:                 3235-0058
                                           EXPIRES:               APRIL 30, 2009
                                           ESTIMATED AVERAGE BURDEN
                                           HOURS PER RESPONSE               2.50
                                           -------------------------------------
                                                      SEC FILE NUMBER
                                                          00-23495

                                           -------------------------------------
                                                        CUSIP NUMBER

                                           -------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



           | | Form 10-K | | Form 20-F | | Form 11-K |X| Form 10-Q | |
                     Form 10-D | | Form N-SAR | |  Form N-CSR

For the period ended: MARCH 31, 2006

| |   Transition Report on Form 10-K
| |   Transition Report on Form 20-F
| |   Transition Report on Form 11-K
| |   Transition Report on Form 10-Q
| |   Transition Report on Form N-SAR

For the transition period ended:

________________________________________________________________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:


==========================================================================================
PART I-REGISTRANT INFORMATION
==========================================================================================
  Full Name of Registrant:                               PacificHealth Laboratories, Inc.
  Former Name if Applicable:                             N/A
  Address of Principal Executive Office (Street and      100 Matawan Road, Suite 420,
  Number):
  City, State and Zip Code:                              Matawan, New Jersey 07747-3913

================================================================================
PART II-RULES 12B-25(B) AND (C)
================================================================================
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N - SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================
PART III-NARRATIVE
================================================================================
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The registrant was unable without unreasonable effort and expense to prepare footnotes pertaining to certain Statements of Financial Accounting Standards that were recently adopted by the registrant and were required in the financial statements for the quarterly report for the three-month period ended March 31, 2006, before the required filing date for its Form 10-QSB.
================================================================================
PART IV-OTHER INFORMATION
================================================================================
  (1) Name and telephone number of person to contact in regard to this notification:

       Stephen P. Kuchen                   732                   739-2900
       -----------------                   ---                   --------
-------------------------------------------------------------------------------=
             (Name)                       (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                        |X|   Yes   |  |   No

If the answer is no, identify report(s).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        |X|   Yes   |  |   No
                  Please see attached page.


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        PACIFICHEALTH LABORATORIES, INC.
                        --------------------------------
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2006                                  By:  /s/ Stephen P. Kuchen
      ------------                                       -----------------------
                                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
--------------------------------------------------------------------------------
                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------

                        PACIFICHEALTH LABORATORIES, INC.

                            ATTACHMENT TO FORM 12B-25

            PART (IV)(3) Anticipated Changes in Results of Operations
            ---------------------------------------------------------

The registrant expects to record net income of $2,624,293, or $0.24 per share, for the quarter ended March 31, 2006 compared to a net loss of ($721,346), or ($0.07) per share, for the quarter ended March 31, 2005. The expected net income for the quarter ended March 31, 2006 versus a net loss in the same period in 2005 is due primarily to the February 22, 2006 sale of the registrant's ACCELERADE(R) and ENDUROX(R) sports drink patents and trademarks to Mott's LLP, a division of Cadbury Schwepps, for $4,000,000 cash plus future potential royalties, a 58% increase in revenues, and a decrease in selling, general, and administrative expenses.